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Exhibit 99.(a)(21)

8 August 2005

        This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

National Grid plc
Return of Cash — Results of Elections

        Under the Return of Cash proposal, approved by the Shareholders of National Grid plc on 25 July 2005, Shareholders and ADR Holders were given three alternatives in relation to their B Shares. As at the close of the Election Period, being 4.30 p.m. (London time) and 11.30 a.m. (New York City time) on 5 August 2005, the results of elections were as follows:

  •
  valid elections to accept the Initial Repurchase Offer were received in relation to 843,811,272 B Shares (27.30 per cent. of issued B Shares).

  •
  valid elections to continue to hold B Shares were received in relation to 85,336,859 B Shares (2.76 per cent. of issued B Shares).

  •
  valid and deemed elections to accept the Single B Share Dividend were received in relation to 2,162,099,630 B Shares (69.94 per cent. of issued B Shares).

        JPMorgan Cazenove, acting as principal, is to make today the Initial Repurchase Offer to purchase the 843,811,272 B Shares in respect of which valid elections have been received from Shareholders.

        The Board of National Grid plc is also pleased to announce that it has declared the Single B Share Dividend of 65 pence per B Share payable to those Shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend.

        Settlement of the Repurchase Offer and Single B Share Dividend for Shareholders is expected to be made on 22 August 2005 and for ADR Holders is expected to be made on 25 August 2005.

        All capitalised terms shall have the meanings given to them in the Circular to Shareholders and the US Supplemental Memorandum, each dated 6 June 2005.

Enquiries:

National Grid plc

Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172
Media
Clive Hawkins	+44 (0)20 7004 3147
JPMorgan Cazenove, Broker to National Grid
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828
Citigate Dewe Rogerson, PR Advisers to National Grid
Anthony Carlisle	+44 (0)7973 611888

Additional Information:

        In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

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  Exhibit 99.(a)(21)
National Grid plc Return of Cash — Results of Elections